Exhibit 99.5

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the Three and Nine Month Periods Ended September 30, 2021

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The following Management discussion and analysis (“MD&A”) may contain “forward-looking information” within the meaning of Canadian securities legislation (“forward-looking statements”). These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required under applicable securities legislation. Forward-looking statements relate to future events or future performance and reflect Company Management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including “may”, “future”, “expected”, “intends” and “estimates”. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Certain forward-looking statements in this MD&A include, but are not limited to the following:

• the Company’s expansion plans; and

• its expectations regarding production capacity and production yields

The above and other aspects of the Company’s anticipated future operations are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. Such forward-looking statements are estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. Such factors include but are not limited to the Company’s ability to obtain the necessary financing and the general impact of financial market conditions, the yield from marihuana growing operations, product demand, changes in prices of required commodities, competition, government regulations and other risks.

Readers are encouraged to read the Company’s public filings with Canadian securities regulators which can be accessed and viewed via the System for Electronic Data Analysis and Retrieval (SEDAR) at www.sedar.com

INTRODUCTION

The following MD&A of Red White & Bloom Brands Inc. (formerly Tidal Royalty Corp.) (the “Company” or “RWB”) should be read in conjunction with the Company’s consolidated financial statements and notes thereto for the three and nine month periods ended September 30, 2021 and 2020, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

This document is intended to assist the reader in better understanding operations and key financial results as of the date of this MD&A. The consolidated financial statements and this MD&A have been approved by its Board of Directors. This MD&A is dated November 29, 2021.

All dollar amounts referred to in this MD&A are expressed in Canadian dollars except where indicated otherwise.

DESCRIPTION OF BUSINESS AND GOING CONCERN

Red White & Bloom Brands Inc. (formerly Tidal Royalty Corp.) (the “Company” or “RWB”) was incorporated on March 12, 1980 pursuant to the Business Corporations Act, British Columbia.

The Company’s head office and registered office is located at Suite 810 – 789 West Pender Street, Vancouver, British Columbia, V6C 1H2.  The shares of the Company are traded on the Canadian Stock Exchange under the trading symbol “RWB” and on the OTCQX under the trading symbol “RWBYF”.

The condensed interim consolidated financial statements have been prepared under the assumption of a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

As of September 30, 2021, the Company has accumulated losses of $106,414,495 since inception, and for the nine-month period ended September 30, 2021, the Company incurred a net loss of $73,809,205 and net cash used in operations was $25,950,800. The Company’s operations are mainly funded with debt and equity financing, which is dependent upon many external factors and may be difficult to raise additional funds when required. The Company may not have sufficient cash to fund the acquisition and development of assets therefore will require additional funding, which if not raised, may result in the delay, postponement, or curtailment of some of its activities.

In assessing whether the going concern assumption was appropriate, Management took into account all relevant information available about the future, which was at least, but not limited to, the twelve-month period following September 30, 2021. To address its financing requirements, the Company will seek financing through debt and equity financing, asset sales, and rights offering to existing shareholders. The Company will also seek to improve its cash flows by prioritizing certain projects with a greater expected return and reducing operating costs by streamlining its operations and support functions. While the Company has been successful in obtaining financing to date, and believes it will be able to obtain sufficient funds in the future and ultimately achieve profitability and positive cash flows from operations, the Company’s ability to raise capital may be adversely impacted by: market conditions that have resulted in a lack of normally available financing in the cannabis industry; increased competition across the industry, and overall negative investor sentiment in light of the ongoing COVID-19 pandemic. Accordingly, there can be no assurance that the Company will achieve profitability, or secure financing on terms favorable to the Company or at all.

If the going concern assumption were not appropriate for the condensed interim consolidated financial statements, then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the consolidated statements of financial position classifications used. Such adjustments could be material.

COVID-19

Since December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as “COVID- 19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus, including the closure of non-essential businesses.  Government measures did not materially disrupt the Company’s operations during the nine-month period ended September 30, 2021.  The production and sale of cannabis has been recognized as an essential service across the U.S and the Company has not experienced production delays or prolonged retail closures as a result.

The duration and further impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. Management has been closely monitoring the impact of COVID-19. The Company has implemented various measures to reduce the spread of the virus, including implementing social distancing at its cultivation facilities, manufacturing facilities and dispensaries, enhancing cleaning protocols and encouraging employees to practice preventive measures recommended by governments and health officials.

Due to the uncertainty surrounding COVID-19, it is not possible to predict the impact that COVID-19 will have on the business and financial position. In addition, the estimates in the Company’s condensed interim consolidated financial statements will possibly change in the near term as a result of COVID-19 and the effect of any such changes could be material, which could result in impairment of long-lived assets including intangibles.

DESCRIPTION OF BUSINESS

RWB focuses on the United States cannabis industry. The Company’s current investments include PharmaCo Inc. (“PharmaCo”) which include the Debenture and its rights under the Put/Call Option Agreement (both described below), the Platinum Vape business (PV), which was closed on September 14, 2020, the acquisition of Mid-American Growers Inc. (“MAG”), which was completed on April 24, 2020, the acquisition of Acreage Florida, which was completed on April 28, 2021 and is further described in the condensed interim consolidated financial statements for the three and nine-month periods ended September 30, 2021 and 2020.

The Company holds 8% senior secured convertible debenture (the “Debenture”) and a put/call option agreement (the “Put/Call Option”) to acquire all the issued and outstanding shares of its Michigan based investee PharmaCo, a private company incorporated under the laws of the State of Michigan. The Put/Call Option is subject to the Company completing the licensing requirements to operate in the State of Michigan. The Debenture is secured by all real and personal property of PharmaCo, whether now owned or subsequently acquired. The Debenture has a maturity date of January 4, 2023, unless the Debenture becomes due earlier.

PharmaCo was granted a Step 1 prequalification by the Medical Marihuana Licensing Board of the State of Michigan in October of 2018 and has been awarded multiple municipal approvals for grower permits (cultivation), manufacturing (including extraction and derivative manufacturing) and provisioning centers (dispensaries).

Since its prequalification was issued in October 2018, PharmaCo expanded its operations through the acquisition of multiple assets that cover cultivation, processing, manufacturing and provisioning centers throughout the state of Michigan.

PharmaCo has purchased three indoor cultivation facilities with a cumulative 110,000 square feet and 10 acres of outdoor cultivation. Pharmaco currently operates 8 provisioning/retail centers (dispensaries).

A wholly owned subsidiary, RWB Michigan, LLC received prequalification in the State of Michigan and began the process of Step 2 licensing as part of its plan to operate under its own licenses. Upon completion of the MRA Step 2 licensing, the company will be able to recognize directly revenue derived in Michigan through Michigan, LLC. Plans are underway to roll out unified corporate branding to allow for efficiency and scaling inside and outside Michigan.

The Company closed the acquisition of MAG on April 24, 2020. MAG owns and operates a 3.6 million square foot facility in Granville, Illinois and holds both a hemp grower and hemp processing license with the state of Illinois. The company grows, process and sells various hemp and CBD products produced from this facility.

On Dec. 17, 2020, the company signed a definitive agreement to acquire the issued and outstanding shares of Cannabis Capital Partners Inc. (“CCP”), an arm’s length Ontario special purpose vehicle with rights to concurrently purchase medically and recreationally-approved THC cultivation center licenses in the State of Illinois, a 23,572 SF active cultivation and manufacturing operation, the associated inventory, and the real estate assets including 2 acres of land.

RWB Florida is licensed to operate medical marijuana dispensaries, a processing facility, and a cultivation facility in the state of Florida. The deal also includes the sale of property in Sanderson, Florida that includes over 15 acres of land and approximately 11,000 SF facility for cultivation and a 4,000 SF freestanding administrative office building. In addition, RWB Florida has 8 leased stores in prime locations throughout the state.

The Company closed on the acquisition of an operational 45,000 square foot greenhouse situated on 4.7 acres of land in Apopka, Florida. The Company began development on the facility to ensure all compliance standards are achieved for a Q4 2021 harvest schedule. This acquisition comes directly on the heels of the Sanderson Florida purchase and provides immediate benefits for significant cultivation expansion for delivery to RWBFL stores in Florida.

Lastly, the Company has followed its strategy of expanding to a limited number of states as the opportunity presents itself with the intent of only entering markets that allow for the operation at scale to try and maximize operational efficiencies generally only available to those businesses that operate at scale.

SELECTED QUARTERLY FINANCIAL INFORMATION

The following table sets forth information regarding RWB’s condensed interim consolidated financial statements, loss from operations and other information for the periods presented, which were prepared in accordance with IFRS and should be read in conjunction with the corresponding consolidated financial statements and related notes. Amounts are expressed in thousands of Canadian dollars.

	Quarters ended
	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2021	Sep 30, 2020	Jun 30, 2020

Total Revenue	11,789	13,328	11,823	15,733	6,094	1,512
Gross profit	5,657	5,170	6,427	(2,174)	6,014	9,514
General and administration expense	10,500	3,813	3,756	11,403	6,873	1,616
Salaries and wages	4,339	3,459	2,947	2,619	3,417	537
Depreciation and amortization	6,633	5,475	7,222	12,058	1,911	1,321
Share-based compensation	1,226	4,618	2,821	2,191	490	153
Sales and marketing	601	589	930	91	771	628
Finance expense (income)	1,995	12,697	393	1,426	1,569	180
(Gain) loss on revaluation of call/put	(25,477)	(14,762)	42,493	(55,039)	-	(58)
Listing expense – readjusted in Q4	-	-	-	8,873	-	22,832
Net (loss) and comprehensive loss	(2,442)	(11,264)	(57,782)	(10,103)	8,367	19,464
Total assets	536,457	525,627	405,167	439,133	328,985	241,680
Total liabilities	324,992	320,055	238,973	229,648	165,652	92,101
Cash dividends declared	Nil	Nil	Nil	Nil	Nil	Nil

NON-IFRS FINANCIAL MEASURES

Management uses certain non-IFRS measures to evaluate the performance of the Company’s business.  Non-IFRS measures used by Management do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The company believes that certain investors and analysts use these measures to evaluate a company’s ability to service debt to meet other payment obligations or as a common measurement to value companies in the industry. Such metrics are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Under IFRS, raw inventory purchases and direct expenses reduce recognized revenue for PV in Michigan. The Company calculates adjusted sales for PV Michigan as IFRS revenue less raw inventory purchases and direct expenses. Then, the calculated adjusted sales for PV Michigan are combined with the recognized revenue of all other subsidiaries to give adjusted sales of the entire Company. The adjusted sales of the Company for the nine months ended September 30, 2021 was $99.2 million.

The Company calculates EBITDA as net loss less current income tax expense, finance expense and depreciation and amortization. The Company believes these definitions are suited to measure the Company’s ability to service debt and to meet other payment obligations.

The table below reconciles net loss to EBITDA for the three and nine months ended September 30, 2021 and September 30, 2020.  Amounts are expressed in thousands of Canadian dollars.

	For the three months ended		For the nine months ended
	September 30	September 30	September 30	September 30
Summary of EBITDA	2021	2020	2021	2020
Net Loss	$ (5,473)	$ (9,471)	$ (73,809)	$ (29,758)
Current income tax expense	2,772	609	4,284	609
Finance expense	1,995	1,151	15,086	2,849
Depreciation and amortization	6,633	1,911	19,330	3,233
EBITDA	$ 5,927	$ (5,800)	$ (35,190)	$ (23,067)

RESULTS OF OPERATIONS

For the nine-month period ended September 30, 2021 compared to the nine-month period ended September 30, 2020.

The Company continues to develop and scale its prior acquisitions of Acreage Florida and PV generating revenue throughout the first three quarters of 2021. Revenue of first three quarters of 2021 increased significantly compared to the revenue of first three quarters of 2020. However, the Company continues to incur losses and therefore relies on external sources of capital to fund current operations.

The Company’s ability to continue operations is dependent on Management’s ability to secure financing. Management is actively pursuing such additional sources of financing, and there can be no assurance it will be able to secure additional financing required for its operations. Accordingly, these factors indicate material uncertainties that may cause significant doubt as to the Company’s ability to continue as a going concern. The Company is considering various financing options to fund its operations. During the nine months ended September 30, 2021, the Company generated $24.3 million from convertible debenture issuances, $12.7 million from loans, and $16.5 million from conversions of dilutive securities.

On April 28, 2021, the Company completed the acquisition of 77.17% of the issued and outstanding shares of Acreage Florida, Inc., which is licensed to operate medical marijuana dispensaries, a processing facility, and a cultivation facility in the state of Florida.

During the nine-month period ended September 30, 2021, the Company incurred a comprehensive loss of $71,488,026 (2020 - $30,576,480). The year over year increase in comprehensive loss was mainly attributable to the net effect of:

•Increase of $29,335,463 in sales, from $7,605,738 in 2020 to $36,941,201 in 2021. The increase is related to Cannabis vape product sales generated by PV California, packaging revenue generated by PV Michigan and Cannabis product sales generated by RWB Florida operation.

•Increase of $13,243,939 in cost of sales from $2,153,634 in 2020 to $15,397,573 in 2021. The increase corresponds with the increase in sales, generated by PV California and RWB Florida operation.

•Increase of $38,071,985 in operating expenses from $22,075,270 in 2020 to $60,147,255 in 2021. Operating expenses are increasing to scale revenue generating activities and is in line with Management expectations. Operating expenses include non-cash items of depreciation and share-based compensation, which increased year over year by $16,096,381 and $6,899,770 respectively. General and administrative expenses increased from $11,247,352 in 2020 to $19,288,707 in 2021 and salaries and wages increased from $4,158,191 in 2020 to $10,744,490 in 2021. Sales and marketing expense increased from $1,671,381 in 2020 to $2,119,561 in 2021. These increases were to support Management in their effort to scale revenue generating activities and to build infrastructure necessary for the Company’s growth. Further, the expenses increased as a result of the increased headcount and infrastructure that was absorbed through acquisitions late in 2020 and the nine months period ended September 30, 2021.

•Increase in other expenses of $4,029,707 year over year, from $22,602,202 in 2020 to $26,631,909 in 2021. The majority of other expenses are made up of non-recurring charges. The 2021 other expenses are primarily composed of $15,086,006 finance expenses, $2,110,519 non-cash foreign exchange loss, $2,253,081 of non-cash revaluation loss on the call/put option, $7,180,659 of non-cash revaluation of financial instruments. Approximately $9,200,000 of finance expenses is associated with transactions during the year.

•Increase in income tax of $3,675,547 from $608,598 in 2020 to $4,284,145 in 2021. As the operations of the Company are entirely US based, the Company estimated income tax expenses by using US Federal tax rate of 21%. Many of the Company’s U.S. subsidiaries operate in the Cannabis industry and are subject to limitations of the United States Internal Revenue Code (“IRC”) Section 280E. The estimated tax expense is 21% of gross profit generated from U.S Cannabis operation.

The increase in overall expenses during the nine-month period ended September 30, 2021 is in line with Management expectations.

LIQUIDITY AND CAPITAL RESOURCES

The Company has a history of operating losses and of negative cash flow from operations.  The Company will remain reliant on debt and equity financing for future funding to meet its ongoing obligations.

The Company’s ability to continue operations is dependent on Management’s ability to secure additional financing. Management is actively pursuing such additional sources of financing, and there can be no assurance it will be able to secure additional financing required for its operations. Accordingly, these factors indicate material uncertainties that may cause significant doubt as to the Company’s ability to continue as a going concern.

As at September 30, 2021, the Company had a working capital deficiency of $60,246,791 (2020 – working capital of $9,390,997), consisting of $10,512,470 in cash (2020 - $1,146,569), prepaid expenses of $3,307,293 (2020 - $1,053,658), accounts receivable of $12,273,628 (2020 - $8,747,261), inventory of $15,702,102 (2020 - $17,561,002), biological assets of $229,747 (2020 - $nil), current portion of loans receivable of $53,101,327 (2020 - $51,676,623), net of accounts payable and accrued liabilities of $23,051,074 (2020 - $24,115,714), current portion of license liabilities of $11,997,400 (2020 - $11,997,400), current portion of loans payable of $50,279,703 (2020 – 31,349,759) current portion of lease liabilities of $733,027 (2020 - $205,982), a credit facility of $64,836,001 (2020 - $ Nil), and current income taxes payable of $4,476,152 (2020 - $3,125,261).

The Company believes that the current capital resources are not sufficient to pay overhead expenses for the next twelve months and is currently seeking additional funding to fund its overhead expenses and its continuous search for other business opportunities.  The Company will continue to monitor the current economic and financial market conditions and evaluate their impact on the Company’s liquidity and future prospects.

As at September 30, 2021, the shareholders’ equity of $211,465,037 (2020 - $209,484,779) consisted of common shares of $214,946,225 (2020 - $178,088,767), convertible series I preferred shares of $5,637,175 (2020 - $5,637,175), convertible series II preferred shares of $57,294,303 (2020 - $46,046,088), contributed surplus of $23,728,917 (2020 - $14,863,863), cumulative translation adjustment of $424,557 (2020 – ($1,896,622)), an accumulated deficit of $106,414,495 (2020 - $33,254,492), and a non-controlling interest of $15,848,355 (2020 - $nil).

OUTSTANDING SHARE DATA

Authorized Share Capital

Unlimited number of common shares without par value.

Unlimited number of convertible series I preferred shares without par value, each share convertible into one common share by the holder, and non-voting.

Unlimited number of convertible series II preferred shares without par value, each share convertible into one common share by the holder, and voting. Upon conversion of series II preferred shares into common shares, preferred shareholders will receive equivalent common shares plus an additional 5% common shares for each twelve-month period up to twenty-four months.

Issued and Outstanding as September 30, 2021;

a.221,785,078 common shares (2020 – 191,317,226),

b.3,181,250 convertible series I preferred shares (2020 – 3,181,250)

c.123,762,315 convertible series II preferred shares (2020 – 113,585,889)

Common Shares

On January 5, 2021, the Company issued 300,000 of common shares and 300,000 convertible series II preferred shares pursuant to the exercise of 300,000 stock options for gross proceeds of $150,000.

On January 6, 2021, the Company issued 1,500,000 common shares pursuant to the exercise of 1,500,000 restricted share units.

On January 14, 2021, the Company issued 25,000 common shares pursuant to the exercise of 25,000 warrants for gross proceeds of $18,750.

On January 14, 2021, the Company issued 325,000 common shares and 325,000 convertible series II preferred shares pursuant to the exercise of 325,000 stock options for gross proceeds of $162,500.

On January 27, 2021, the Company issued 354,645 common shares pursuant to the exercise of 354,645 restricted share units.

On January 28, 2021, the Company issued 575,000 common shares and 575,000 convertible series II preferred shares pursuant to the exercise of 575,000 stock options for gross proceeds of $287,500.

On January 29, 2021, the Company issued 3,745 common shares pursuant to the exercise of 3,745 warrants for gross proceeds of $2,809.

On February 3, 2021, the Company issued 7,489 common shares pursuant to the exercise of 7,489 warrants for gross proceeds of $5,617.

On February 4, 2021, the Company issued 1,000 units of common shares for the purchases of 1,000 deal warrants for gross proceeds of $1,000.

On February 9, 2021, the Company issued 298,000 units of common shares for the purchases of 298,000 deal warrants for gross proceeds of $298,000.

On February 9, 2021, the Company issued 199,194 common shares pursuant to the exercise of 199,194 warrants for gross proceeds of $149,396.

On February 10, 2021, the Company issued 220,000 units of common shares for the purchases of 220,000 deal warrants for gross proceeds of $220,000.

On February 11, 2021, the Company issued 871,732 common shares pursuant to the exercise of 871,732 warrants for gross proceeds of $653,799.

On February 11, 2021, the Company issued 617,500 units of common shares for the purchases of 617,500 deal warrants for gross proceeds of $617,500.

On February 12, 2021, the Company issued 2,000 units of common shares for the purchases of 2,000 deal warrants for gross proceeds of $2,000.

On February 16, 2021, the Company issued 279,800 units of common shares for the purchases of 279,800 deal warrants for gross proceeds of $279,800.

On February 16, 2021, the Company issued 175,000 common shares pursuant to the exercise of 175,000 stock options for gross proceeds of $105,000.

On March 11, 2021, the Company issued 487,014 common shares pursuant to the exercise of 487,014 warrants for gross proceeds of $365,261.

On March 17, 2021, the Company issued 2,000 units of common shares for the purchases of 2,000 deal warrants for gross proceeds of $2,000.

On March 18, 2021, the Company issued 7,500 units of common shares for the purchases of 7,500 deal warrants for gross proceeds of $7,500.

On March 23, 2021, the Company issued 8,000,000 units of common shares for the purchases of 8,000,000 deal warrants for gross proceeds of $8,000,000.

On March 31, 2021, the Company issued 237,500 units of common shares for the conversion of debt in the amount of $342,000 to common shares for gross proceeds of $342,000.

On April 5, 2021, the Company issued 64,000 units of common shares pursuant to the exercise of 64,000 RSU units for gross proceeds of $Nil.

On April 22, 2021, the Company issued 900,000 units of common shares pursuant to transaction fee of convertible debenture issued.

On April 27, 2021, the Company issued 5,950,971 units of common shares pursuant to transaction detailed in note 5 in the condensed interim consolidated financial statements.

On April 28, 2021, the Company issued 750,000 common shares pursuant to the exercise of 750,000 warrants for gross proceeds of $750,000.

On April 30, 2021, the Company issued 110,500 units of common shares pursuant to the exercise of 110,500 RSU units for gross proceeds of $Nil.

May 12, 2021, the Company issued 531,000 units of common shares pursuant to transaction fee of convertible debenture issued.

On July 2, 2021, the Company issued 186,000 units of common shares pursuant to the exercise of 186,000 warrants for gross proceeds of $186,000.

On July 6, 2021, the Company issued 4,222,220 units of common shares pursuant to the exercise of 4,222,220 warrants for gross proceeds of $4,222,220.

On July 30, 2021, the Company issued 1,010,656 units of common shares pursuant an acquisition of net assets of a business.

On July 30, 2021, the Company issued 753,385 units of common shares pursuant to transaction fee of convertible debenture.

On August 12, 2021, the Company issued 500,000 units of common shares pursuant to the exercise of 500,000 RSU units.

On August 25, 2021, the Company issued 875,000 units of common shares pursuant to the exercise of 875,000 RSU units.

On September 8, 2021, the Company issued 125,000 units of common shares pursuant to the exercise of 125,000 RSU units.

Convertible Series II Preferred Shares

On January 5, 2021, the Company issued 300,000 of common shares and 300,000 convertible series II preferred shares pursuant to the exercise of 300,000 stock options for gross proceeds of $150,000.

On January 14, 2021, the Company issued 325,000 common shares and 325,000 convertible series II preferred shares pursuant to the exercise of 325,000 stock options for gross proceeds of $162,500.

On January 28, 2021, the Company issued 575,000 common shares and 575,000 convertible series II preferred shares pursuant to the exercise of 575,000 stock options for gross proceeds of $287,500.

On June 14, 2021, the Company issued 8,976,426 units of series II preferred shares to a third-party to settle a debenture totaling USD $7,500,000 ($9,759,015 CAD)

Warrants

On December 19, 2018, MichiCann issued 595,340 finders' warrants with an exercise price of $1.00 per common share of MichiCann.  No warrants were issued and exercised during the year ended December 31, 2019.

On April 24, 2020, the Company issued 862,813 warrants to holders of Tidal warrants pursuant to Amended Agreement of the reverse takeover transaction. The warrants are exercisable at the price of $0.80 per common share of the Company.

On April 24, 2020, as a result of the completion of the reverse takeover transaction, the Company issued 323,898 warrants towards finder's fee.  The warrants are exercisable at the price of $5.28 per common share of the Company.

On June 10, 2020, the Company issued 4,500,000 special warrants related to the 1251881 B.C. Ltd. acquisition. The special warrants are automatically convertible into 4,500,000 common shares of the Company should the volume weighted average price of the Company’s common shares be less than $1.50 for the first 180 days following the acquisition date. The 4,500,000 warrants were exercised on December 14, 2020.

On September 24, 2020, the Company issued 33,350,000 warrants pursuant to bought deal financing agreement. The warrants are exercisable at the price of $1.00 per common share of the Company for a period of 24 months.

On September 24, 2020, the Company issued 2,001,000 warrants to finders pursuant to bought deal financing agreement. The warrants are exercisable at the price of $0.75 per unit for a period of 24 months.  The unit consists of one common share of the Company and one warrant exercisable at the price of $1.00 per common share of the Company.

On Feb 4, 2021, the Company granted 1,000,000 warrants in the form of debt units. The warrants are exercisable at the price of $1.2 per unit for a period of 24 months. The unit consists of series 2 preferred shares and warrants to purchase common shares of the Company.

On May 12, 2021, the Company granted 4,222,713 warrants in the form of debt units. The warrants are exercisable at the price of $1.15 per unit for a period of 24 months. The unit consists of series 2 preferred shares and warrants to purchase common shares of the Company.

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of Warrants	Weighted average Exercise Price
Balances, December 31, 2020	35,351,000	$ 0.99
Issued	1,000,000	1.15
Exercised	(11,014,485)	0.96
Balances, March 31, 2021	25,336,515	1.01
Issued	4,222,713	1.15
Exercised	(750,001)	1.00
Balances, June 30, 2021	28,809,227	$ 1.03
Exercised	(4,408,220)	1.00
Balances, September 30, 2021	24,401,007	$ 1.03

The following warrants were outstanding and exercisable on September 30, 2021:

Issue Date	Expiry Date	Exercise Price	Number of Warrants Outstanding	Number of Warrants Exercisable
September 24, 2020	September 24, 2022	$ 1.00	18,763,979	18,763,979
September 24, 2020	September 24, 2022	0.75	414,315	414,315
February 4, 2021	February 4, 2023	1.20	1,000,000	1,000,000
May 12, 2021	May 12, 2023	1.15	4,222,713	4,222,713
Balance at September 30, 2021		$ 1.03	24,401,007	24,401,007

Options

On July 27, 2020, the Company adopted a rolling stock option plan (the “Option Plan”), under which the maximum number of common shares (“Shares”) reserved for issuance under the Option Plan at any one time shall not exceed at any time 20% of the then-issued and outstanding shares.

Under the Option Plan, the Board of Directors may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Company. Pursuant to the Option Plan, the Company may issue options for such period and exercise price as may be determined by the Board of Directors, and in any case not exceeding ten (10) years from the date of grant. The minimum exercise price of an option granted under the Option Plan must not be less than the closing price of the Shares on the date preceding the option grant date.

The total number of options awarded to any one individual in any twelve-month period shall not exceed 5% of the issued and outstanding Shares as at the grant date (unless the Company becomes a Tier 1 issuer of the Toronto Stock Exchange or Toronto Stock Exchange – Venture (a “Tier 1 Issuer”) and has obtained disinterested shareholder approval).

The total number of options awarded to any one Consultant in a twelve-month period shall not exceed 2% of the issued and outstanding Shares as at the grant date. The total number of Options awarded in any twelve-month period to employees performing investor relations activities for the Company shall not exceed 2% of the issued and outstanding Shares as at the grant date.

On January 6, 2021, the Company granted 100,000 stock options to an employee of the Company.  These options vested 100% on January 6, 2020. These stock options have an exercise price of $0.75 and expire on January 6, 2026.

On July 6, 2021, the Company granted 417,500 stock options to employees of the Company.  These options will vest over 8 quarters commencing on July 6, 2021. These stock options have an exercise price of $1.10 and expire on July 6, 2025.

On August 9, 2021, the Company granted 500,000 stock options to an employee of the Company.  These options will vest over 4 quarters commencing on August 9, 2021. These stock options have an exercise price of $0.93 and expire on August 6, 2026.

Options transactions and the number of options outstanding are summarized are as follows:

	Number of Options	Weighted average Exercise Price
Balances, December 31, 2019	7,430,000	$ 0.80
Granted	6,657,679	0.30
Assumed from RTO	1,792,860	0.64
Exercised	(2,050,000)	0.54
Cancelled	(787,500)	2.14
Balances, December 31, 2020	13,043,039	0.48
Granted	100,000	0.75
Exercised	(1,375,000)	0.51
Balances, March 31, 2021	11,768,039	0.48
Balances, June 30, 2021	11,768,039	$ 0.48
Granted	917,500	1.01
Balances, September 30, 2021	12,685,539	$ 0.52

Restricted Share Units

Restricted Share Units (“RSU”) and Deferred Share Units (“DSU”) Under the terms of the RSU plan, directors, officers, employees, and consultants of the Company may be granted RSUs that are released as common shares upon completion of the vesting period. Each RSU gives the participant the right to receive one common share of the Company. The Company may reserve up to a maximum of 20% of the issued and outstanding common shares at the time of grant pursuant to awards granted under the plan.

On January 6, 2021, the Company issued 1,500,000 common shares pursuant to the exercise of 1,500,000 restricted share units.

On January 27, 2021, the Company granted 354,645 restricted share units to employees of the Company.  These options vested 100% on January 27, 2021.  These restricted share units were valued at $1.17 and expire on January 27, 2026.

On March 31, 2021, the Company granted 174,500 restricted share units to employees of the Company. These share units vested 100% on March 31, 2021. These restricted share units were valued at $1.43 and expire on January 27, 2026.

On May 5, 2021, the Company granted 500,000 restricted share units to employees of the Company. These share units vested 100% on May 5, 2021. These restricted share units were valued at $1.30 and expire on May 5, 2026.

On April 1, 2021, the Company granted 500,000 restricted share units to employees of the Company. These share units will vest 100% on April 1, 2022. These restricted share units were valued at $1.43 and expire on May 5, 2026.

On August 13, 2021, the Company granted 750,000 restricted share units to employees of the Company. These share units will vest 100% on August 13, 2021. These restricted share units were valued at $0.94 and expire on August 13, 2026.

RSU transactions and the number of RSUs outstanding are summarized as follows:

	Number of Options	Weighted average Exercise Price
Balances, December 31, 2020	1,500,000	$ 0.54
Granted	529,145	1.26
Exercised	(1,854,645)	0.60
Balances, March 31, 2021	174,500	1.15
Granted	1,000,000	1.37
Exercised	(174,500)	1.43
Balances, June 30, 2021	1,000,000	$ 1.28
Granted	750,000	0.94
Exercised	(1,500,000)	1.14
Balances, September 30, 2021	250,000	$ 1.09

FINANCIAL AND OTHER INSTRUMENTS

The Company’s financial assets and liabilities consist of cash, accounts receivable, loans receivable, call option, accounts payables and accrued liabilities, convertible debentures, and bridge financing.

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s consolidated statements of financial position as at September 30, 2021 and December 31, 2020 as follows:

	Quoted prices in active markets for identical instruments (Level 1)	Significant Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
September 30, 2021
Cash and cash equivalents	$ 10,512,470	$ -	$ -	$ 10,512,470
Call/put option	-	-	111,436,141	111,436,141
TDMA loan	-	-	3,620,209	3,620,209
PV convertible loan	-	-	(23,866,240)	(23,866,240)
Total	$ 10,512,470	$ -	$ 91,190,110	$ 101,702,580

December 31, 2020
Cash and cash equivalents	$ 1,146,569	-	-	$ 1,146,569
Call/put option	-	-	112,658,740	112,658,740
TDMA loan	-	-	4,231,664	4,231,664
PV convertible loan	-	-	(17,705,058)	(17,705,058)
Total	$ -	$ -	$ 99,185,346	$ 100,331,915

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities

•Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, and

•Level 3 – valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values of other financial instruments, which include accounts payable and accrued liabilities and loans receivable, approximate their carrying values due to the relatively short-term maturity of these instruments.

(a)Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, other receivables and notes receivable. Company assesses the credit risk of trade receivables by evaluating the aging of trade receivables based on the invoice date. The carrying amounts of trade receivables is reduced through the use of an allowance account and the amount of the loss is recognized in the condensed interim consolidated statements of loss and comprehensive loss. When a trade receivable balance is considered uncollectible, it is written off against the allowance for expected credit losses. Management has reviewed the items comprising the accounts receivable balance and determined that the majority of accounts are collectible; accordingly, allowance for doubtful accounts of $309,608 (December 31, 2019 – Nil) have been recorded. Subsequent recoveries of amounts previously written off are credited against operating expenses in the consolidated statements of loss and comprehensive loss. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of these exposures resulting in actual loss.

(b)Foreign Exchange Risk

The Company has cash and loans receivable denominated in United States dollars and, as a consequence, the financial results of the Company’s operations as reported in Canadian dollars are subject to changes in the value of the Canadian dollar relative to the US dollar. Therefore, exchange rate movements in the United States dollar can have a significant impact on the Company’s operating results due to the translation of monetary assets.

At September 30, 2021, a 4% (2020 – 4%) strengthening (weakening) of the Canadian dollar against the US dollar would have increased (decreased) the Company’s net loss by approximately $2,000,920 (2020 - $482,000).

(c)Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. Interest earned on cash is at nominal interest rates, and therefore the Company does not consider interest rate risk for cash to be significant.

As at September 30, 2021, the interest rate on loans receivable, credit facilities, and convertible debentures are fixed based on the contracts in place. As such, the Company is exposed to interest rate risk to the extent as stated on these financial assets and liabilities.

(d)Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.

As at September 30, 2021, the Company had a cash balance of $10,512,470 (December 31, 2020 - $1,146,569) available to apply against short-term business requirements and current liabilities of $155,373,358 (December 31, 2020 -$70,794,116).

Convertible Debentures

On April 23, 2021, the Company issued USD $5,000,000 in convertible debentures to a third-party investor. The debentures become due on April 23, 2024. The debenture will bear interest at 8% per annum, and the interest becomes payable on the maturity date. The Company can convert the principal into common shares of the Company at a fixed conversion price of USD $2.75 per share. On conversion, the holder shall not be entitled to receive the accrued interest. The issuer may prepay the debenture in cash at or after its first anniversary date. The fair value as of September 30, 2021 was amounting to $6,143,241 CAD.

On June 4, 2021, the Company issued USD $20,112,015 convertible debenture to a third-party institution. The debenture becomes due and payable on June 4, 2024. The debenture will bear interest at 8% per annum. The Company issued 753,385 common shares on the closing date. On the anniversary date and the second anniversary date, the Company shall issue common shares in an amount equal to 4% of the adjusted principal balance at the volume-weighted average trading price for a period of 15 trading days. The Company can convert the principal and interest into common shares of the Company at a fixed conversion price of USD $2.75 per share. The issuer may prepay the note in cash at or after its first-anniversary date. The issuer may prepay before the first-anniversary date by paying accrued interest as if no prepayment of principal was paid to the Company. The fair value as of September 30, 2021 was amounting to $21,847,995 CAD.

Acquisition of Acreage Florida, Inc.

On April 28, 2021, the Company completed the acquisition of 77.17% of the issued and outstanding shares of Acreage Florida, Inc. (“RWB Florida Inc.”). The Company has recorded a 22.83% non-controlling interest at its fair value and consolidated the results of RWB Florida from the date of acquisition onwards. RWB Florida is licensed to operate medical marijuana dispensaries, a processing facility, and a cultivation facility in the state of Florida.

The company paid the following consideration for the acquisition of RWB Florida:

1. A cash payment of $12,438,531.

2. 5,950,971 Common Shares of the Company on closing, subject to a 12-month lock-up agreement pursuant to which 1/6 of the shares will be released each month commencing the 6th month after close valued at $8,862,100 and

3. $34,644,437 in vendor take back promissory notes maturing within 13 months from close of the transaction, bearing interest at 8% per annum.

Settlement of debt

On March 31, 2021, the Company entered into a debt settlement subscription agreement with an arm’s length creditor to settle outstanding indebtedness of $342,000 incurred pursuant to advances made by the creditor to the Company, in consideration for the issuance of 237,500 common shares issued at a deemed price of $1.44 per share.  The Company also issued 174,500 RSUs to two consultants as an incentive for the consultants to drive the growth of the Company. The RSUs will vest immediately and shall entitle the holder to acquire one common share of the Company underlying each such RSU by delivering a notice of acquisition to the Company in accordance with the RSU Plan. In accordance with the RSU Plan, the RSUs were priced at $1.44 based on the closing price of the common shares on March 26, 2021.  All securities issued in connection with the debt settlement and RSUs are subject to a four-month lockup.

On June 14, 2021, the Company issued 8,976,426 units of series II preferred shares to a third-party to settle a debenture totaling USD $7,500,000 ($9,759,015 CAD).

CREDIT FACILITY

On June 4, 2019, Bridging Finance Inc. (the “Lender”) entered into a credit agreement (the “Credit Agreement”) with the Company and PharmaCo Inc. (“PharmaCo”) (collectively, the “Borrowers”) pursuant to which the Lender established a non-revolving credit facility (the “Facility”) for the Borrowers in a maximum principal amount of $36,610,075 (the “Facility Limit”). The purpose of the Facility was so that the Borrowers can purchase certain real estate and business assets in the state of Michigan, to make additional permitted acquisitions and for general corporate and operating purposes.

The obligations under the Facility were due and payable on the earlier of: (a) the termination date (being January 4, 2020); and (b) the acceleration date (being the earlier of the date of an insolvency event or that a demand notice is delivered pursuant to the terms of the Credit Agreement).

In respect of the advance made by the Lender to the Borrowers under the Facility, the Borrowers agreed to pay the Lender:

• Interest at the prime rate plus 10.55% per annum calculated and compounded monthly, payable monthly in arrears on the last day of each month; and

• A work fee equal to $909,360 (the “Work Fee”) (paid by the Company).

The obligations under the Facility are secured by general security agreements on each Borrower, mortgages on certain owned real property of PharmaCo among other security obligations.

As the funds under the Facility (net of the Work Fee, commissions and other transaction expenses of the Lender) were advanced by the Lender directly to MichiCann, MichiCann in turn advanced the funds (net of MichiCann’s transaction expenses) to PharmaCo pursuant to a Promissory Note issued by PharmaCo to MichiCann in the principal amount of $30,648,547.

The Company paid financing fees related to the Facility, including the Work Fee, of $2,361,459 which has been included as finance expenses for the year ended December 31, 2019.

On January 10, 2020, the Facility was amended (the “Amended Facility”) pursuant to an amended and restated agreement between the Lender, MichiCann (as guarantor) and PharmaCo, RWB Illinois, Inc. (“RWB”) and MAG. The Amended Facility consisting of Non-revolving Facility A and Facility B. Non-revolving Facility A for USD$27,000,000 was used to pay the outstanding advances from the bridge financing of CAD$36,610,075. As a result, the old bridge financing facility balance was fully paid.

The obligations under the Amended Facility are due and payable on the earlier of:

(a) the termination date (being July 10, 2021 subject to the right of the Borrowers to extend the termination date by paying a 1% fee for two additional six-month periods for a total of 30 months); and

(b) the acceleration date (being the earlier of the date of an insolvency event or that a demand notice is delivered pursuant to the terms of the Amended Facility).

In respect of the advance made by the Lender to the Borrowers under the Facility, the Borrowers agreed to pay the Lender:

(a) Interest at the prime rate plus 12% per annum calculated and compounded monthly, payable monthly in arrears on the last day of each month; and

(b) A work fee equal to $1,492,500 (the “Amended Work Fee”) (paid by the Company)

The work fee of $1,492,500 was recognized as transaction cost and offset against the debt. $817,462 of the total work fee was expensed in the year ended December 31, 2020 and the remaining balance of $675,038 during the nine months ended September 30, 2021.

During the nine-month period ended September 30, 2021, the Company satisfied all financial covenants. Covenants include prompt payment, preservation of corporate existence, compliance with laws, payment of taxes, maintain of records, maintenance of properties, inspection, insurance coverage, perform obligations, notice of certain events, completion of RTO, discharge of all obligations and liabilities arising under ERISA and further assurance.

On July 10, 2021, the company exercised the right to extend the credit facility to January 10, 2022, resulting in a 1% extension fee in the amount of $654,909, to be capitalized in the current quarter and expensed over the next 6 months.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained and are subject to change. The Company’s accounting policies and estimates used in the preparation of the consolidated financial statements are considered appropriate in the circumstances but are subject to judgments and uncertainties inherent in the financial reporting process. In preparing these MD&A, Management has made significant assumptions regarding the circumstances and timing of the transactions contemplated therein, which could result in a material adjustment to the carrying amount of certain assets and liabilities if changes to the assumptions are made.

The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are consistent with those disclosed in the notes to the consolidated financial statements for the nine-month period ended September 30, 2021.

RELATED PARTY TRANSACTIONS

The following is a summary of related party transactions that occurred during the nine-month period ended September 30, 2021 and 2020:

a)Included in accounts payable and accrued liabilities is $130,540 (December 31, 2020 - $374,232) payable to officers and a director of the Company. Amounts due to related parties have no stated terms of interest and/or repayment and are unsecured.

b)Key management personnel include the directors and officers of the Company. Key management compensation consists of the following:

	September 30, 2021	September 30, 2020

Consulting fees paid or accrued to a company controlled by a director of the Company	$ 451,987	$ 121,500
Salary accrued to management of the Company	112,500	319,687
Share-based compensation	476,251	138,160
	$ 1,040,738	$ 579,347

There were no post-employment benefits, termination benefits or other long-term benefits paid to key management personnel for the nine month ended September 30, 2021.

OFF-BALANCE SHEET ARRANGEMENTS

The Company did not enter into any off-balance sheet arrangements during the period.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, including the consolidated financial statements, is the responsibility of Management.  In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities.  Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying consolidated financial statements.

Risks

The Investment in the common shares must be regarded as highly speculative due to the proposed nature of the Company’s business and its present stage of operations.

There can be no assurance that an active and liquid market for the Company’s common shares will develop, and an investor may find it difficult to resell the common shares.

CONTROLS AND PROCEDURES

The Chief Executive Officer ("CEO") and Chief Financial Officer (“CFO”) are responsible for designing internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external purposes in accordance with IFRS. The design of the Company’s internal control over financial reporting was assessed as of the date of this MD&A.

Based on this assessment, it was determined that certain weaknesses existed in internal controls over financial reporting. As indicative of many small companies, the lack of segregation of duties and effective risk assessment were identified as areas where weaknesses existed. The existence of these weaknesses is to be compensated for by senior management monitoring, which exists. The officers will continue to monitor very closely all financial activities of the Company and increase the level of supervision in key areas. It is important to note that this issue would also require the Company to hire additional staff in order to provide greater segregation of duties. Since the increased costs of such hiring could threaten the Company’s financial viability, Management has chosen to disclose the potential risk in its filings and proceed with increased staffing only when the budgets and workload will enable the action. The Company has attempted to mitigate these weaknesses, through a combination of extensive and detailed review by the CEO of the financial reports.

OUTLOOK

Although current Management has demonstrated its ability to raise funds in the past, with the current financial market conditions and global economic uncertainty, there can be no assurance they will be able to do so in the future.  The financial results and discussion do not include the adjustments that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

SUBSEQUENT EVENTS

On October 12, 2021, the Company received a Cannabis cultivation license for the Apopka greenhouse site.

On October 18, 2021, the Company redeemed $5,000,000 USD of promissory note that was related to the acquisition of Platinum Vapes and facilitated the private purchase of $10,000,000 USD of promissory note representing the balance of the promissory note, with an arm's length institutional investor.

On October 25, 2021, certain shareholders, representing over 50 million RWB Series II preferred shares agreed to a non-conversion lock-up period for their preferred shares for a term that expires on April 24, 2022. On April 24, 2022, the preferred shares will be automatically converted into common shares of the Company.

OTHER INFORMATION

Additional information about the Company is available on SEDAR at www.sedar.com.